

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2007

Mr. William Marshall
Chief Executive Officer
Cascade Energy, Inc.
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA 90212

> **Re:** **Cascade Energy, Inc.**
> **Form 10-KSB/A-1 for Fiscal Year Ended February 28, 2006**
> **Filed June 30, 2006**
> **Form 10-QSB for Fiscal Quarter Ended November 30, 2006**
> **Filed January 22, 2007**
> **File No. 333-115637**

Dear Mr. Marshall:

We issued comments to your Company on the above captioned filings on January 26, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 14, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 14, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer Goeken at 202-551-3721 if you have any questions.

Sincerely,

Jill S. Davis
Branch Chief